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                                                             EXHIBIT 99.4


                      IN THE UNITED STATES DISTRICT COURT
                       FOR THE SOUTHERN DISTRICT OF TEXAS
                                HOUSTON DIVISION

ZAPATA CORPORATION,                    )
                                       )
                     Plaintiff,        )
                                       )
V.                                     )          Civil Action No. H-97-1329
                                       )
ROBERT N. DANGREMOND,                  )
F. EDWARD GUSTAFSON,                   )
MICHAEL E. HEISLEY,                    )
MARK D. SENKPIEL, and                  )
ENVIRODYNE INDUSTRIES, INC.,           )
                                       )
                     Defendants.       )

                               AMENDED COMPLAINT

              Plaintiff Zapata Corporation alleges, upon knowledge with respect to itself and its own acts, and upon information and belief with respect to all other persons and matters, as follows:

                              Nature of the Action

              1. Zapata brings this action to enjoin defendant Envirodyne Industries, Inc. and certain of its directors from continued violation of the federal securities laws and of their fiduciary duties to Zapata. Zapata owns over 40 percent of Envirodyne's common stock. The two are currently engaged in a proxy contest regarding the election of nominees to seats on the Envirodyne board of directors (the "Board") and a proposal to redeem the Envirodyne "poison pill."

              2. Envirodyne's definitive proxy statement indicates that its Board has nominated five individuals to fill five seats on the Board. Zapata proposes to solicit proxies in favor of the election of three individuals (none of whom are on the Envirodyne management slate) to serve as members of the Board. Two of Zapata's nominees are currently members of the Board. Zapata's preliminary proxy statement also proposes that the Board take steps to redeem the poison pill rights
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issued under the June 26, 1996 rights agreement between Envirodyne and Harris
Trust & Savings Bank (the "Poison Pill").

              3. In the course of its proxy solicitation, Envirodyne is making improper use of the discretionary authority permitted under the rules governing proxy solicitations and has violated SEC rules. Envirodyne's proxy cards fail to offer stockholders the opportunity to state how they wish to vote on Zapata's proposal regarding redemption of the Poison Pill. Instead, Envirodyne contemplates using the discretionary authority as a means to vote all proxies received by management against Zapata's proposal to redeem the Poison Pill. Envirodyne has also disseminated proxy solicitation material that purports to represent the position of the entire Board, when at least two directors, in fact, do not concur with the positions expressed in that material.

              4. Zapata seeks injunctive relief to remedy the misleading nature of these violations of the securities laws by Envirodyne. In addition, Zapata seeks declaratory relief to invalidate portions of the Poison Pill and to confirm Zapata's own compliance with the requirements of the securities laws.

                                    Parties

              5. Plaintiff Zapata is a Delaware corporation with its principal place of business in this District. At all times while it has been an Envirodyne stockholder, Zapata has been headquartered in Houston, Texas. Its current address is 1717 St. James Place, Suite 500, Houston, Texas 77056.

              6. Defendants are directors of Envirodyne, along with the company itself.

              7. Robert N. Dangremond is a principal with Jay Alix & Associates, a consulting and accounting firm. Mr. Dangremond has served as a director of Envirodyne since 1993. He may





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be served with process at Envirodyne's business address: 701 Harger Road, Oak
Brook, Illinois and/or at his home.

              8. F. Edward Gustafson is Chairman of the Board, President and Chief Executive Officer of Envirodyne. Mr. Gustafson has served as a director of Envirodyne since 1993. He may be served with process at Envirodyne's business address: 701 Harger Road, Oak Brook, Illinois and/or at his home.

              9. Michael E. Heisley serves as the Chief Executive Officer of Heico Acquisitions, an investment holding company. Mr. Heisley has served as a director of Envirodyne since 1993. He may be served with process at Envirodyne's business address: 701 Harger Road, Oak Brook, Illinois and/or at his home.

              10. Mark D. Senkpiel is Senior Vice President of Trust Company of the West, an investment management firm. Mr. Senkpiel has served as a director of Envirodyne since 1993. He may be served with process at Envirodyne's business address: 701 Harger Road, Oak Brook, Illinois and/or at his home.

              11. Envirodyne is a Delaware corporation with its principal place of business in Illinois. It may be served with process at its business address, 701 Harger Road, Oak Brook, Illinois.

                             Jurisdiction and Venue

              12. The Court has jurisdiction over this action pursuant to 28 U.S.C. Sections 1331, 1331 & 2201, Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. Section 78aa, and principles of supplemental jurisdiction, because acts and transactions forming the basis for these claims have occurred and, unless remedied, will continue to occur in this District.





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              13.    Venue is proper in this District pursuant to 28 U.S.C.
Section 1391 and Section 27 of the Exchange Act, 15 U.S.C. Section 78aa, because acts and transactions forming the basis for these claims have occurred and, unless remedied, will continue to occur in this District.

                            Background of the Action

              14. Envirodyne is a company with major interests in food packaging and the food supplies industry. It markets a variety of products including cellulosic casings used to package processed meats and specialty plastic films used to package and preserve food products.

              15. Zapata's principal business activities include marine protein operations, food services operations conducted through Envirodyne, and oil and gas operations in Bolivia. Zapata is the beneficial owner of 5,877,304 shares of the common stock of Envirodyne. These shares constitute approximately 40.4 percent of the outstanding shares of Envirodyne common stock. Two directors of Zapata, Malcolm I. Glazer and Avram A. Glazer, are currently members of Envirodyne's seven-member Board.

              16. Envirodyne's Annual Meeting of Stockholders of the Company (the "Annual Meeting") is scheduled for Friday, May 16, 1997. Envirodyne's proxy statement states that at a Board meeting on March 19, 1997, the Board voted to reduce its size from seven to five members. At the same meeting, a majority of the Board also approved a slate of five directors to be voted on at the Annual Meeting that did not include any Zapata designees. On March 27, 1997, Zapata notified Envirodyne that it would be proposing its own nominees to the Envirodyne Board and would be bringing forth a proposal recommending that the Board redeem the Poison Pill.





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              17.    On April 18, 1997, Envirodyne filed its definitive proxy
statement (attached hereto as Exh. 1). Envirodyne has also filed additional proxy soliciting material with the SEC (attached hereto as Exh. 2).

              18. Envirodyne's proxy statement solicits support for the five-member slate of directors settled upon at the Board's March 19 meeting. The proxy statement also notes Zapata's proposal challenging the Poison Pill. In response to this challenge, the Envirodyne proxy statement does not solicit voting instructions from stockholders regarding voting on any Zapata proposal. Rather, the statement merely comments: "The persons designated as proxies on the enclosed proxy card intend to vote against the Zapata Proposal. If any other matters properly come before the Annual Meeting, the persons designated as proxies on the enclosed proxy card will vote in accordance with their judgment on such matters."

              19. Zapata filed its preliminary proxy statement on April 18, 1997 (attached hereto as Exh. 3). The Zapata statement solicits support for three nominees to the Board. It also proposes that the Board redeem or otherwise terminate the Poison Pill. As explained in Zapata's preliminary proxy statement, the Poison Pill was enacted by the Board on June 26, 1996, over the objection of Malcolm and Avram Glazer. The Poison Pill effectively sets a ceiling for Zapata's beneficial ownership of Envirodyne common stock at 41 percent, unless Zapata makes a tender or exchange offer for all the outstanding shares of common stock of Envirodyne on terms approved by a majority of Envirodyne's directors not associated with Zapata.

                             First Cause of Action
            (Abuse of Discretionary Authority under the Proxy Rules)

              20. Zapata realleges the allegations in the preceding paragraphs of this complaint.





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              21.    Envirodyne's proxy materials inappropriately attempt to
use the discretionary authority accorded the company under Exchange Act Rule 14a-4(c) to defeat Zapata's proposal regarding the Poison Pill. Envirodyne's proxy materials do not offer those who fill out proxy cards an opportunity to direct voting regarding Zapata's proposal to redeem or otherwise terminate the Poison Pill. In particular, the proxy card itself does not specifically list the Zapata proposal and give stockholders an opportunity to vote "for" or "against" or "abstain," as required by Rule 14a-4(a) & (b). Indeed, the proxy card itself provides no indication that this critical issue is even to be addressed at the Annual Meeting. Instead, defendants apparently plan to rely on the discretionary authority conferred by Rule 14a-4(c) as the mechanism for allowing Envirodyne to vote all proxies solicited by it against Zapata's proposal.

              22. Rule 14a-4(c) does confer discretionary voting authority to the holders of a proxy in specified limited circumstances, none of which apply to Zapata's proposal. In particular, such discretionary authority does not extend to situations where the issue is the subject of an opposing proxy solicitation. Zapata's preliminary proxy materials place at issue the question of redeeming the Poison Pill and Zapata's proxies do solicit direction regarding how proxies are to be voted on that question. Envirodyne's reliance on discretionary authority to cast proxies it solicits against the Zapata proposal violates SEC proxy rules.

              23. Envirodyne must be enjoined from using discretionary authority under Rule 14a-4(c) to cast proxies it solicits against the Zapata proposal. Only proxy cards that actually solicit voting instructions from stockholders should be allowed to be voted on this proposal.





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                             Second Cause of Action
               (Misleading Statements in Solicitation Materials)

              24. Zapata realleges the allegations in the preceding paragraphs of this complaint.

              25. The solicitation materials Envirodyne has filed include a misleading press release dated April 8, 1997. That press release describes Envirodyne's efforts to deprive Zapata of director positions on the Board (attached hereto as Exh. 2).

              26. The April 8 press release also includes the text of a letter purportedly sent to Malcolm I. Glazer from defendant Gustafson, purportedly representing the Board. The inclusion of this letter violates the provisions of the proxy rules under the Exchange Act in two respects.

              27. First, Envirodyne has disseminated at least two distinct versions of the letter. Another version of the same April 8 press release purports to include the same letter (attached hereto as Exh. 4). Yet, this (apparently) earlier version of the April 8 press release has a different version of the Gustafson letter. This earlier version includes several additional pejorative comments regarding the conduct of Zapata and Malcolm Glazer. Envirodyne apparently felt it necessary to excise these comments from the letter, however, before formally filing it with the SEC, even though the more pejorative version of the letter had been publicly disseminated.

              28. Second, both versions of the Gustafson letter suffer from the same misleading defect: both purport to reflect a letter written by Gustafson "On Behalf of the Board of Directors" of Envirodyne. The letter was never approved by the Board. Malcolm and Avram Glazer were neither consulted regarding the contents of the letter nor agreed with the representations contained in the letter, notwithstanding the fact that they were and remain members of the Board.





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              29.    These actions by Envirodyne violate Rule 14a-9 and Rule
14a-11(c). Envirodyne published one version of its letter to the public and then filed a different version of that letter with the SEC, yet neglected to note the differences in content between the publicly disseminated letter and the officially filed one. This failure to delineate between different versions of the same material complicates monitoring of Envirodyne's actions by the SEC, Zapata, and interested stockholders. Moreover, the defendant Envirodyne directors cannot be allowed to represent themselves as speaking for the entire Board, particularly when they are deliberately and directly attacking other Board members. Such actions misrepresent to the voting stockholders the actual position of the full Board regarding issues to be decided at the Annual Meeting.

                             Third Cause of Action
     (Invalidation of the "Continuing Directors" Clause of the Poison Pill)

              30. Zapata realleges the allegations in the preceding paragraphs of this complaint.

              31. Envirodyne's Poison Pill effectively eliminates the ability of Zapata to acquire additional stock in Envirodyne for any reason. Zapata is currently the beneficial owner of 40.4 percent of Envirodyne's common stock. The Poison Pill contains a triggering threshold of 41 percent. This threshold level means that Zapata cannot pursue the acquisition of additional Envirodyne stock without risking triggering the Poison Pill. Indeed, such a restriction on Zapata's options was the express intent of the Poison Pill. The Poison Pill itself was not put into place until after Zapata acquired its 40.4 percent stock interest in Envirodyne, making it clear that it is specifically aimed at Zapata.

              32. The Poison Pill is also structured to ensure that Envirodyne directors associated with Zapata cannot vote regarding redemption of the Poison Pill. It places the decision





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regarding redemption in the hands of a group of "continuing directors," and it excludes from the definition of "continuing director" anyone who is the beneficial owner of 35 percent or more of Envirodyne's common stock. Obviously (and intentionally), Zapata Board nominees cannot be considered "continuing directors" under the Poison Pill and cannot vote to redeem it. The continuing directors provisions discriminate against Zapata's existing ownership position.

              33. The continuing directors provisions of the Poison Pill also have the effect of disenfranchising Envirodyne's stockholders because they place certain members of the existing Board in a position to prevent new directors not approved by such members from participating in any decision to redeem or amend the Poison Pill. If, for example, Envirodyne's stockholders voted to elect directors that do not include any continuing directors, a situation would be created in which the Poison Pill could not, in accordance with its terms, be redeemed or amended, regardless of whether such action would be in the best interests of Envirodyne and its stockholders.

              34. This Court therefore should declare the continuing directors provisions of the Poison Pill to be invalid, so that any action now required of continuing directors may be taken with the simple approval of the Board.

                             Fourth Cause of Action
              (Compliance with Section 13(d) of the Exchange Act)

              35. Zapata realleges the allegations in the preceding paragraphs of this complaint.

              36. Section 13(d) of the Exchange Act, 15 U.S.C. Section 78m(d), and the rules and regulations promulgated under it, require that any person acquiring more than 5 percent of any class of shares that are registered under Section 12 of the Exchange Act shall file a Schedule 13D with the





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SEC.  The schedule is to disclose specified information with respect to the identity of the owners and the amount of the shares they own. Amendments to the schedule are to be made as appropriate.

              37. Zapata has filed a Schedule 13D and several amendments to that Schedule (attached hereto as Exh. 5). These filings contain all material information required by applicable law to be disclosed.

              38. There exists a strong likelihood and reasonable apprehension that, although Zapata's proposals are in the best interests of Envirodyne's stockholders, defendants will try to thwart Zapata's efforts by, inter alia, instituting suit under Section 13(d) and its implementing rules and regulations.

              39. To ensure that the stockholders of Envirodyne may consider Zapata's proposals, and freely make their own decisions pertaining to their economic self-interest, Zapata requests that the Court declare that it has complied in all material respects with Section 13(d) and its implementing rules and regulations.

                             Fifth Cause of Action
              (Compliance with Section 14(a) of the Exchange Act)

              40. Zapata realleges the allegations in the preceding paragraphs of this complaint.

              41. Section 14(a) of the Exchange Act, 15 U.S.C. Section 78n(a), and the rules and regulations promulgated under it, govern the solicitation of proxies with respect to the voting stock of a public company like Envirodyne. In general, the statute and rules specify the information required to be provided to stockholders in conjunction with a solicitation, the manner in which the information is provided, and the solicitation materials required to be filed with the SEC, as well as prohibit material misrepresentations or omissions in connection with the solicitation.





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              42.    Zapata has filed preliminary proxy materials under Section
14(a) with the SEC. These materials contain all material information required by applicable law to be disclosed.

              43. There is a strong likelihood and reasonable apprehension that, although Zapata's proposals are in the best interests of Envirodyne's stockholders, defendants will try to thwart Zapata's efforts by, inter alia, instituting suit under Section 14(a) and its implementing rules and regulations.
              44. In order that the stockholders of Envirodyne may consider Zapata's proposals, and freely make their own decisions pertaining to their economic self-interest, Zapata requests that the Court declare that it has complied in all material respects with Section 14(a) and its implementing rules and regulations.

                                     Prayer

                     Therefore, Zapata prays that this Court enter an order granting it the injunctive and declaratory relief described above, and that it be awarded appropriate damages, including its attorney fees and costs of suit, along with such other relief as the Court deems just and proper.

Dated:  April 21, 1997             Respectfully submitted,

Of Counsel:
                                   /S/ R. PAUL YETTER
                                   ---------------------------------------------
Samuel Cooper                      R. Paul Yetter
Baker & Botts, L.L.P.              State Bar No. 22154200
910 Louisiana Street               David D. Sterling
Houston, Texas 77002               State Bar No. 19170000
                                   910 Louisiana Street
                                   Houston, Texas 77002
                                   (713) 229-1234
                                   (713) 229-1522 (Fax)

                                   Attorneys for Plaintiff Zapata Corporation





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